Exhibit 99.3

Notice of Annual General Meeting of Shareholders and of Availability of Proxy Materials Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Alithya Group inc. (the “Company”) will be held as a virtual meeting on Wednesday, September 14, 2022 at 10:00 a.m. (Eastern Daylight Time) for the purposes of: ITEMS OF BUSINESS 1 Receiving the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2022 and the auditor’s report thereon (the “Annual Financial Statements”); 2 Electing the directors of the Company; 3 Appointing the auditor for the year ending March 31, 2023 and authorizing the Board of Directors to fix the auditor’s remuneration; and 4 Considering such other business that may properly come before the Meeting or any adjournment or postponement thereof. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms an integral part of this notice. The Board of Directors has fixed July 18, 2022 as the record date for the determination of the shareholders entitled to receive notice of the Meeting and vote at the Meeting. The Company will be holding the Meeting virtually via a live audio webcast available online at https://web.lumiagm.com/455633802, where all shareholders regardless of geographic location will have an equal opportunity to participate and vote. Notice-and-Access As permitted under Canadian securities rules, management is using “Notice-and-Access” to deliver the Information Circular prepared in connection with the Meeting and the Annual Financial Statements to both registered and non-registered shareholders. This means that instead of mailing paper copies of the Information Circular and the Annual Financial Statements, these are posted online for the Company’s shareholders to access them, which reduces mailing and printing costs, and is more environmentally friendly. Shareholders will therefore receive by mail (i) this notice, which explains how to access the Information Circular and the Annual Financial Statements electronically, and request paper copies, and how to vote and/or attend the Meeting, (ii) a form of proxy (for registered shareholders) or a voting instruction form (“VIF”) (for non-registered shareholders), with instructions on how to vote, and (iii) an additional document explaining how to attend and vote at the Meeting (the “Virtual Meeting User Guide”). Shareholders who have signed up for electronic delivery of Meeting materials will, however, receive them by email. FOR MORE DETAILS, PLEASE REFER TO Section entitled “Business of the Meeting – Financial Statements” of the management information circular dated July 18, 2022 (the “Information Circular”). Sections entitled “Business of the Meeting – Election of Directors” and “Nominees for Election to the Board” of the Information Circular. Section entitled “Business of the Meeting – Appointment of the Auditor” of the Information Circular. Section entitled “Business of the Meeting – Other Business” of the Information Circular. How to Access the Information Circular and Annual Financial Statements The Information Circular and Annual Financial Statements and other Meeting materials are available on our website at investors.alithya.com, on the website of our transfer agent, TSX Trust Company (“TSX Trust”), at www.meetingdocuments.com/TSXT/ALYA, as well as on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. How to Request Paper Copies Shareholders may request paper copies of the Information Circular and Annual Financial Statements at no cost. Before the Meeting, shareholders may request paper copies on the website of TSX Trust at www.meetingdocuments.com/TSXT/ALYA or by contacting TSX Trust at 1-888-433-6443 (toll free in Canada and the U.S.) or 1-416-682-3801. The Information Circular and/or Annual Financial Statements, as applicable, will be sent within three business days of receipt of the request. To receive a paper copy of the Information Circular prior to the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 12, 2022, requests must be received by no later than 10:00 a.m. (Eastern Daylight Time) on August 31, 2022. Shareholders who request paper copies of these documents will not receive a new form of proxy or VIF and should therefore keep the form sent to them in order to vote their shares. After the Meeting, requests for paper copies may be made by email at secretariat@alithya.com, by mail at Corporate Secretariat, Alithya Group inc., 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, H3B 3A5, or by phone at 1-844-985-5552. Paper copies of the documents will be sent within ten business days of receipt of the request.

How to Vote Shareholders may vote prior to the Meeting or at the Meeting. It is however recommended that shareholders vote prior to the Meeting using all forms of proxy or VIFs received even if they intend to attend the Meeting. Shareholders should read the Information Circular and other Meeting materials before voting and refer to the instructions on their form of proxy or VIF and in the Information Circular for details on how to vote. Voting instructions must be received by the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 12, 2022 (or if the Meeting is adjourned or postponed, by 10:00 a.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting). How to Attend the Meeting The Meeting will be held virtually via a live audio webcast available online at https://web.lumiagm.com/455633802 and will be open to all shareholders as well as to the general public, except that only registered shareholders and duly appointed and registered proxyholders will have the opportunity to vote and ask questions. The process to attend the Meeting is different for registered shareholders and non-registered shareholders. Please refer to the information contained in this notice, the Information Circular and the Virtual Meeting User Guide. It is recommended to undertake all required steps at least one week before the Meeting and to join the Meeting at least 15 minutes before it begins to avoid missing the beginning due to technical difficulties. REGISTERED SHAREHOLDERS Shareholders who received a form entitled “Form of Proxy” or an email directed to registered shareholders from TSX Trust are registered shareholders. To attend the Meeting, registered shareholders may visit https://web.lumiagm.com/455633802 on the day of the Meeting, select the option “I have a login” and enter the 13-digit control number that appears on their form of proxy or in the email they received, as their username, and “alithya2022” (case sensitive) as their password. Registered shareholders who appointed someone other than the persons named by management as their proxyholder to represent them at the Meeting must, after having submitted their proxy, either contact or have their proxyholder contact TSX Trust by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-212-235-5754, or complete the online form at www.tsxtrust.com/control-number-request, by no later than 10:00 a.m. (Eastern Daylight Time) on September 12, 2022 to register them by providing an email address at which TSX Trust will send a 13-digit proxyholder control number 24 to 48 hours before the Meeting. NON-REGISTERED SHAREHOLDERS Shareholders who received a form entitled “Voting Instruction Form” from TSX Trust or their intermediary or an email requesting voting instructions from their intermediary and shareholders who participate in the Company’s Employee Share Purchase Plan (“ESPP Participants”) are non-registered shareholders. Non-registered shareholders are shareholders whose shares are registered in the name of their intermediary (such as a securities broker or a financial institution) which holds them on their behalf. Because the Company and TSX Trust do not typically have a record of such shareholders, and, as a result, of their entitlement to vote, non-registered shareholders who wish to vote and ask questions at the Meeting or appoint someone else to do so must follow the following two steps: Step 1: Submit their voting instructions and appoint themselves or someone else as their proxyholder by mail, internet, fax or email, as applicable, by no later than 10:00 a.m. (Eastern Daylight Time) on September 12, 2022 or such earlier deadline their intermediary may fix. Voting by phone is not recommended as it is not possible to appoint someone other than the persons named by management by phone. Important Note: U.S. non-registered shareholders who are not ESPP Participants may not appoint someone other than the persons named by management and must contact their intermediary to obtain a legal proxy form to appoint themselves or someone else as their proxyholder. Legal proxy forms must be received by TSX Trust by no later than 10:00 a.m. (Eastern Daylight Time) on September 12, 2022. Step 2: Once their voting instructions or legal proxy form has been submitted, non-registered shareholders or their proxyholder must contact TSX Trust by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-212-235-5754, or complete the online form at www.tsxtrust.com/control-number-request, by no later than 10:00 a.m. (Eastern Daylight Time) on September 12, 2022 to register by providing an email address at which TSX Trust will send a 13-digit proxyholder control number 24 to 48 hours before the Meeting. Once these steps are completed and a proxyholder control number has been received, non-registered shareholders or their proxyholder will be able to attend the Meeting at https://web.lumiagm.com/455633802 by selecting the option “I have a login” and entering their proxyholder control number as their username and “alithya2022” (case sensitive) as their password. Without a proxyholder control number, non-registered shareholders and their proxyholders will only be able to attend the Meeting by selecting the option “I am a guest”, which will not entitle them to vote or ask questions. Non-registered shareholders who do not complete the above two steps by 10:00 a.m. (Eastern Daylight Time) on September 12, 2022 will not be able to obtain a proxyholder control number. The control number appearing on their VIF is NOT a proxyholder control number and may therefore not be used to attend the Meeting. Questions For questions about “Notice-and-Access” or for assistance to vote, shareholders may contact TSX Trust by phone at 1-800-387-0825 or by email at shareholderinquiries@tmx.com or Broadridge Financial Solutions, Inc. at 1-844-916-0609 (toll free in North America) or 1-303-562-9305, as applicable. Montréal, Québec July 18, 2022 By Order of the Board of Directors, Nathalie Forcier Chief Legal Officer and Corporate Secretary